air advanced inhalation rituals 2026 First Half Results August 20, 2026 air advanced inhalation rituals Disclaimer The following applies to the information following this page (this "Presentation") by AIR Global Plc and/or its subsidiaries ("AIR"). By viewing all or part of this Presentation, you acknowledge and agree to be bound by the limitations and restrictions described herein. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of AIR, or any of its respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by viewing this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. 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Any express or implied statements contained in this Presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our FY2026 and FY2027 financial outlook and medium-term guidance, expected recovery in shipment volumes and accelerating growth in 2H26, our Greentank investment, the timing of PMTA filings and FDA acceptance and the anticipated launch of Crown Switch, our expectations regarding cannibalization and next generation categories, our share count and the vesting of Earnout Shares, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: disruptions to our supply chain and shipments, including as a result of the closure or disruption of the Strait of Hormuz; our dependence on distributors and suppliers; competition and cannibalization from next generation categories; our ability to obtain FDA acceptance and authorization of our PMTA applications on the timelines we expect, or at all; regulatory changes and enforcement trends in the tobacco and nicotine industries; the results of scientific studies and their acceptance by regulatory authorities; the preliminary nature of the McKinney pilot study data, which is subject to further testing and verification and may change materially as additional data becomes available; the potential exercise of warrants to increase our ownership in Greentank; our ability to execute our product development and commercialization strategy, including our U.S. market expansion strategy; excise tax increases and illicit trade in our European markets; changes in consumer preferences; fluctuations in foreign currency exchange rates; dilution from our equity arrangements; tariffs and trade policy changes; changes in applicable laws or regulations; general economic conditions; our ability to realize the anticipated benefits of the Greentank investment; tax, legal and accounting developments; our history of previously identified material weaknesses in internal control over financial reporting; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our other filings with the SEC, including our Reports on Form 6-K. Any forward-looking statements contained in this Presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this Presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners and does not imply an affiliation with, or endorsement by, the owners of these trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or © symbols, but AIR will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Non-IFRS Financial Measures This Presentation includes certain financial measures that are not prepared in accordance with the IFRS as promulgated by the International Standards Accounting Board and that may be different from non-IFRS financial measures used by other companies, such as EBITDA, Adjusted EBITDA, Net Debt and Net Debt to Adjusted EBITDA ratio. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to profit for the year, net cash generated from operating activities or any other performance measures derived in accordance with IFRS. AIR believes that these non-IFRS measures of financial results provide useful supplemental information to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently or may use other measures to calculate their financial performance, and therefore AIR’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Figures of non-IFRS measures presented in this Presentation are unaudited and unreviewed by AIR’s independent auditors and could be subject to change.

Seasoned Management Team with Significant Industry and Operational Experience

Management Team



Stuart Brazier
Chief Executive Officer
30



Bassem Lotfy
Chief Financial Officer
29



Jorge Güil
Chief Marketing Officer
21



Steve Wichary
EVP New Growth Categories
33



Ronan Barry
Chief Regulatory & Legal Officer
19



Gaurav Jain
VP Investor Relations & Corporate Strategy
24

Previous Experience

- Stuart Brazier: Chief Financial Officer, AIR Head of Finance European Division, BAT Area Director for North Africa (BAT)
- Bassem Lotfy: Finance Director for the Middle East Area Finance Director for Central Europe North (BAT)
- Jorge Güil: General Manager Marketing & Innovation China Global Category Director Disinfection (reckitt)
- Steve Wichary: Global President (dyson)
- Ronan Barry: Group Head of Regulatory Affairs (BAT)
- Gaurav Jain: Consumer Analyst, Global Tobacco (BARCLAYS)



Omar Bseiso
Executive Vice President, MEAA
33



Paul Dawson
Chief Product Officer
25



Ashok Bhat
Chief Supply and Operations Officer
28



Shane George
Chief People Officer
15



Joe Bilman
Chief Digital Officer
30



Jacobo Sarmiento
EVP Americas
15

- Omar Bseiso: Senior International Advisor & Management Consultant, General Manager (BAT)
- Paul Dawson: Vice President of Personal Care (dyson)
- Ashok Bhat: Global Head of Supply Chain (dyson)
- Shane George: VP HR, North America Hygiene (reckitt)
- Joe Bilman: Chief Digital Officer Vericast Chief Business Officer, NEOU Chief Product Officer, Fox Mobile (VERICAST, NEOU)
- Jacobo Sarmiento: General Manager, Spain Mainland (ABInBev)

● Years of Experience in Tobacco, Fast Moving Consumer Goods, Engineering and Premium Electronics, and Investing

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AIR at a Glance Core Business | Global Leader in Flavored Shisha Molasses, anchored by Al Fakher Global Market Leader Larger than the Next 4 Competitors Combined(1) 3 of 5 best selling flavors globally belong to the Al Fakher brand (2) 60%-65% (3) market share in the USA Largest Market by Revenue ~1bn Hookah servings per year(4) 7 Production facilities(5) Strong ROCE amplified by capex light model(6) Scalable operations with limited infrastructure investment Brand strength supports high margins Notes: 1. Based on Arthur D Little Industry Report 2025 2. Based on Arthur D. Little Industry Report 2025. Based on company flavor-level sales data and ADL’s market size estimates, these 3 flavors together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples 3.Based on Arthur D. Little Industry Report 2025 4. Calculated based on total sales volume for the year 2025 divided by an average serving size of ~25g 5. Of which 4 facilities operated by third parties 6. ROCE refers to Return on Capital Employed

AIR at a Glance NGCs | Driving Innovation in the Industry OOKA 2023 CROWN SWITCH 2025 CROWN GEMS 2025 ALFAKHER Pouches 2026$125m+ Investment in NGCs (FY2019 to FY2025) 175(1) Patent Cases Across Products (as of 31st Dec’25) Notes: 1. Includes total number of registered and pending patents, of which 94 are granted and 79 are pending CROWN

Global Leader in a Structurally Resilient Flavored Shisha Molasses Market

Indicative Competitive Profiling of Key Flavored Shisha Molasses Players


(Market Strength vs Geographical Presence)
High
Moderate, but country dependent competitive presence for AIR air advanced inhalation rituals
AIR has deep presence AND a diversified country portfolio
Larger than next 4 competitors combined
Market Strength
(Top 2-3 presence or significant market share in markets of operations)
NAKHLA
MAZAYA
FUMARI
ADALYA TOBACCO
Taboo
afzal
STARBUZZ TOBACCO
HOOKAIN
TRUE PASSION
Royal Smokin
Khaleej
AL AMASI
Country specific players with no significant competitive advantage vis-à-vis AIR
Low
Sparse
Geographical Presence
(# of Markets where AIR has significant presence)
Broad

Estimated Market Share (Volume) by Key Market – AIR / Al Fakher


Global
36-44%
32.5 kT
60-65%
4.8 kT
50-55%
5.1 kT
20-30%
0.7 kT
30-40%
1.7 kT
35-40%
13.7 kT
13-17%
3.0 kT

- *For markets such as USA and KSA, given the market share estimate of AIR to be higher than 45-50%, AIR is likely to be larger than next 4 competitors in these markets*
- *Given its wider geographical presence compared to most competitors, as per AIR's internal estimates, AIR believes it may be larger than next 4 competitors globally in markets in which it operates (i.e., excl. Russia and Turkey)*

Estimated Legal Market Size in Volume (kT), 2024

6

Source: Arthur D Little Industry Report 2025

Flavoured Shisha is a Social Lifestyle Phenomenon Increasingly Popular Globally

Consumption is Driven by Social, Lifestyle and Cultural Aspects Rather Than Solely Nicotine Delivery…

Hookah is Enjoyed Across Consumer Demographics in the Western World[1]
Hookah consumption split by consumer demographics



Other 17%
Hispanic / Latino 11%
White / Caucasian 42%
Black / African American 30%



Other 16%
Hispanic / Latino 5%
Asian 6%
Middle Eastern 8%
Turkish 17%
White / Caucasian 48%

…Leading to Rapidly Rising Global Popularity and Engagement on Social Platforms…

Number of Hashtag Uses[3] (MM)



1
4
11
11
17
#iqos
#cigarettes
#redbull
#tequila
#Shisha #hookah

… With Opportunity to Grow in Western Markets (USA & EU)

Western markets contributed more to AIR's revenue over time, growing at ~12% CAGR - ahead of other geographies[2]



21%
32%
2019A
2024A

Consumers Enjoy the Product Both on Trade and Off Trade

Flavoured Shisha Molasses Market - Split by Channel (%)[4]



Volume
(Consumption Share)
~35%
Lounges
~65%
Home
Value
~15%
Home
~85%
Lounges

Notes:
1. Inhalation Categories Penetration Report 2023, Opeepl. Western World in this context includes the United States and Germany
2. Based on company management reports and internal data
3. Based on Instagram data as of December 2025
4. Based on Arthur D. Little Industry Report 2025

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air advanced inhalation rituals Flavoured Shisha is a Social Lifestyle Phenomenon Increasingly Popular Globally Huge Market Opportunity Across Global Flavoured Hookah Categories… with High Attractivity for HoReCa Businesses Globally Total Addressable Market – 2025 Value ($) Expansive Opportunity Flavoured Hookah Molasses Market (2) $15–19bn Total Flavoured Hookah Molasses Market Manufacturing Revenue (1) $0.9–1.1bn Value Chain Pricing: From Lounge to Consumer in UAE ($/ Kg)(3) ~2,000 ~40x ~550 ~11x ~50 Retail Selling Price(4) VFM Lounge (5) Selling Price High End Lounge (6) Selling PriceNotes: 1. Market size from 2025 Arthur D. Little Industry Report 2. Market size from 2025 Arthur D. Little Industry Report. Based on consumer spend which includes spending Ïn lounges. Includes the market size of shisha devices and accessories.Based on internal company information and reports as of November 2025 3. Retail selling price is the price Al Fakher in the UAE, as converted to USD with an exchange rate of 3.7 8 4. VFM lounge selling price is the average price of a sample of VFM lounges in the UAE 5. High end lounges selling prices is the average of certain sampled high-end lounges in the UAE 8 air advanced inhalation rituals Resilient Volume Growth Despite Tobacco Category Declines US Traditional Tobacco 18-25A Volume CAGR (%) 0.4% air -1.0% Cigars -4.4% Chewing Tobacco -5.3% Cigarillos -6.0% Traditional Snuff -6.5% Cigarettes -7.6% Pipe Tobacco -11.6% Fine Cut Tobacco Source : Company Information, Barclays Research 9

air advanced inhalation rituals Al Fakher is a Top 10 Global Tobacco Brand by Consumer Reach Reach of biggest brands (million consumers) 63 Marlboro1 42 Winston2 35 IQOS3 22 Camel2 16 L&M4 14 Al Fakher5 14 Rothmans6 13 Kent6 12 Parliament4 12 Chesterfield4 Source: Company Information, PMI Investor Information Document, Altria, Japan Tobacco Note: 1. Marlboro consumer reach = Marlboro International (PM) + Marlboro US (Altria) 2.Winston and Camel numbers based on JTI disclosures (excludes US); 3. Philip Morris, Cig consumer count calculated using 5,000sticks/consumer per annum, IQOS using 4,500 sticks/consumer/annum based on disclosures in PMI’s sustainability reports 4.L&M, Parliament and Chesterfield owned by PMI (excludes US). 5. Al Fakher consumer base calculated using 25gm/session and 72 sessions/yr/consumer 6. Rothmans and Kent owned by BAT 10 air advanced inhalation rituals FSM is Extremely Affordable Annual Consumer Spend (in $) - in US $108 At-home Shisha1 $200 At-home Coffee2 $400 Nicotine Pouches 3 $940 Starbucks Coffee 4 $1,000 Pod based Vapes 5 $2,200 Cigarettes 6 Source: Company Information, Barclays Research Note: 1. At-home shisha assumes 1.8kg annual consumption at $60/kg. 2. At-home coffee assumes 200 cups/year at $1 per cup. 3. Nicotine pouches assume 4 pouches/day (~80 cans/year) at $5 per can. 4. Starbucks assumes 3 beverages/week at $6 per beverage. 5. Pod-based vapes assume annual spend of approximately $1,000. 6. Cigarettes assume 250 packs/year at an average price of approximately $8.8 per pack. Figures represent estimated annual consumer spend in the U.S. based on these assumptions. 11 air advanced inhalation rituals Positioned for Accelerating Growth in H2 and Beyond FY’26 Full Year Outlook • Stable shipment volumes versus FY'25, despite an ~1.5% headwind from weaker GTR volumes and above-normal pricing.• Revenue growth of 4%-6% (USD). Low-to mid-single-digit Adjusted EBITDA growth, reflecting: –Incremental public company costs post Nasdaq listing. – Factory footprint reorganization to reduce reliance on the Strait of Hormuz. – Elevated logistics and raw material costs due to the Middle East conflict, despite alternative supply routes. – Partially offset by tariff and excise duty benefits. • Excluding these headwinds, Adjusted EBITDA growth would align with AIR's historical high-single-digit trend. Source: Company Information 12 air advanced inhalation rituals Medium Term Outlook For FY'27 and over the medium term, AIR expects: • Low-single-digit organic FSM volume growth, driven by market share gains and expansion into new markets. • Mid-single-digit FSM revenue growth (in USD). • High-single-digit FSM Adjusted EBITDA growth (in USD). • New Growth Categories (NGC) contributions will depend on FDA acceptance of the Company's PMTA applications. • Continued deleveraging, with a consistent reduction in Net Debt-to-Adjusted EBITDA. • AIR's long-term target leverage ratio is 2.5x Net Debt-to-Adjusted EBITD1A. Source: Company Information Note : 1. No reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation. 13 air advanced inhalation rituals H1’2026 : Resilient Performance Amidst Unprecedented Disruption As inventories normalize, growth is expected to accelerate in H2’26 • Revenue grew 3.7% and Adjusted EBITDA of $71.7m, flat yoy, despite Strait of Hormuz Disruption. • Strong Price/Mix growth of 14.0% offset inflation and supply chain pressures. • FSM volumes declined 9.0%, primarily due to shipment disruption and trade inventory impacts. • End-consumer demand remained stable throughout the period, with volume growth returning in June 2026. • As channel inventories normalize, growth is expected to accelerate in H2’26. Source: Company Information 14 air advanced inhalation rituals H1’26 Financial Performance Metric H1’26 H1’25 YoY %Revenue ($m) 206.9 199.5 3.7%Gross profit ($m) 116.8 114.0 2.4%Operating (loss) / profit ($m) (63.6) 51.5 NM(Loss) / profit for the period ($m) (81.8) 31.9 NMEBITDA ($m) (52.1) 61.0 NM Adjusted EBITDA ($m) 71.7 71.7 0.1%Basic EPS ($) (0.57) 0.22 NM Source: Company Information 15

air advanced inhalation rituals Segment Performance Overview (in $m, except percentages) H1'26 H1'25 YoYRevenue FSM-Americas 42.8 41.4 3.4%FSM-Europe 25.2 25.1 0.4%FSM-MEAA 136.7 131.4 4.0%NGC 2.2 1.6 37.5%Adjusted EBITDA FSM-Americas 19.8 16.9 17.2%FSM-Europe 0.1 1.8 -91.7%FSM-MEAA 59.7 62.3 -4.0%NGC (7.9) (9.3) NM Source: Company Information 16

air advanced inhalation rituals Bridge from Reported to Adjusted EBITDA (in $m, except percentages) H1’26 H1’25 (Loss) / profit for the period (81.8) 32.0 Add / (subtract): Taxation 3.8 5.4 Finance costs 14.4 21.6 Finance income (0.5) (7.8) Depreciation – property, plant and equipment 2.5 2.5 Depreciation - right-of-use assets 1.9 1.7 Amortisation 7.1 5.3 Share of results in joint venture 0.2 0.3 Changes in fair value of derivative financial instruments 0.3 — EBITDA (52.1) 0.0 Non recurring items: 0.0 0.0 Share-based compensations (i) 12.4 1.0 Corporate restructuring costs 0.7 1.2 Significant provisions, write-offs and associated legal costs 1.7 6.5 Public company readiness cost (ii) 7.4 1.9 Extra-ordinary costs caused by regional disruption (iii) 3.8 — Regulatory costs (iv) 2.0 — Expenses related to listing event (v) 47.7 — Expense of equity issued at listing event (net) (v) 48.2 — Adjusted EBITDA 71.7 71.7 Source: Company Information 17

air advanced inhalation rituals History of De-Leveraging Net Debt / Adjusted EBITDA (x) & Net Debt ($m) $m Net Debt 423 335 291 345 3.6x(1) 2.6x(2) 2.1x(3) 2.5x(4) 2023 2024 2025 H1’2026 Sources: Company information. Notes: 1. Based on 2023A Adjusted EBITDA of $118m. 2. Based on 2024A Adjusted EBITDA of $130m. 3.Based on 2025 Adjusted EBITDA of $139m. 4. Based on H1’2026 LTM Adjusted EBITDA of $139m. 18

Air advanced inhalation rituals FY26 Guidance – Other Financial Items • Broadly stable net financing cost. • Broadly stable net debt / Adjusted EBITDA at FY'26 year-end, reflecting IPO-related cash outflows and the Greentank investment. • Effective tax rate of ~15%. • Capital expenditures of $15m-$18m. • No share repurchases or dividend payments expected. Source; Company Information 19

Air advanced inhalation rituals Strategic Investment in Greentank Transaction Details • $20m preferred equity investment. $170m pre-money valuation. • Warrant to acquire additional 20% stake at pre money $250m valuation. • Board nomination rights secured. Science Validation • Independent pilot study by McKinney Specialty Labs. • Multiple HPHCs at non-detectable or very low levels. Strategic Benefits • Supports PMTA submission of Crown Switch. • Creates potential value upside through increased ownership. • Secures long term access to proprietary Quantum Chip TM atomization technology. • Access to next-generation vaporization innovations. Source; Company Information 20

Air advanced inhalation rituals Greentank-powered Crown Switch Has Low or Non-Detectable Levels of Certain HPHCs Reductions in Crown Switch 9000505 VT 5% aerosol HPHCs compared to an FDA authorized Tobacco flavored ENDS Acetaldehyde Acrolein ** Diacetyl ** Formaldehyde ** Nickel ** percentage (%) 100 90 80 70 60 50 40 30 20 10 0 >= 87.76% >= 93.94% 98.37% >=94.06% >= 97.69% 9000505 VT 5% An FDA authorized Tobacco ENDS **Constituent was below Limit of Detection (LOD) or Limit of Qualification (LOQ) in the Crown Switch product – for comparison the analytical LOD/LOQ was used as the value Reductions in Crown Switch 9000511 Arctic Mint 5% aerosol HPHCs compared to an FDA authorized Menthol flavored ENDS. Acetaldehyde Acrolein ** Diacetyl ** Formaldehyde Nickel ** percentage (%) 100 90 80 70 60 50 40 30 20 10 0 72.55% 93.33% 76.12% 66.54% 99.63% Crown Switch 9000511 Arctic Mint 5% An FDA authorized Menthol ENDS **Constituent was below Limit of Detection (LOD) or Limit of Qualification (LOQ) in the Crown Switch product – for comparison the analytical LOD/LOQ was used as the value Source; Company Information 21

Air advanced inhalation rituals Glossary & Appendix

Air advanced inhalation rituals Glossary 1. AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/ (loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA, as set out in the reconciliation on the slide 17. 2. AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. Adjusted EBITDA is not a measure specifically defined under IFRS. The most directly comparable IFRS measure is profit/(loss) for the period. A reconciliation of profit/(loss) for the period to Adjusted EBITDA is set out on slide 17. 3. AIR defines Net Debt as total borrowings (comprising current and non-current interest-bearing loans and borrowings) less cash and cash equivalents, each as reported on AIR’s IFRS statement of financial position. AIR defines the ratio of Net Debt to Adjusted EBITDA (“leverage”) as Net Debt divided by Adjusted EBITDA. Neither Net Debt nor the Net Debt to Adjusted EBITDA ratio is presented in accordance with IFRS; the most directly comparable IFRS measures are total borrowings and cash and cash equivalents, each as reported on AIR’s statement of financial position. AIR believes this ratio is a useful measure of AIR’s capital structure and progress toward its target leverage. A reconciliation of profit/(loss) for the period to EBITDA and Adjusted EBITDA and total borrowings to Net Debt is set forth in the Appendix. Source; Company Information 23

Air advanced inhalation rituals Appendix Reconciliation of total borrowings (current and non-current interest-bearing loans and borrowings) to Net Debt/Adjusted EBITDA H1’26 ($ million) Total borrowings (current and non-current interest-bearing loans, lease liabilities, accrued interest and other borrowings) (1) 430.2 Less: Cash and cash equivalents (85.4) Net Debt (2) 344.8 Rolling 12 Months Adjusted EBITDA* (3) 139.3 Net Debt/Adjusted EBITDA (4) 2.48 *Note: Net Debt / Adjusted EBITDA is calculated based on rolling twelve-month Adjusted EBITDA. H1’26 is based on the latest available financial statements. The comparator period is H1’25. To ensure a like-for-like comparison, H2’25 Adjusted EBITDA was derived from FY 2025 Adjusted EBITDA as previously reported of $139.3 million, less H1’25 Adjusted EBITDA of $71.7 million, resulting in H2’25 Adjusted EBITDA of $67.6 million. (1) Represents total borrowings (including “current and non-current borrowings” as shown in the consolidated statement of financial position) less cash and cash equivalents (2) Net Debt is defined as total borrowings (comprising current and non-current interest-bearing loans and borrowings) less cash and cash equivalents (3) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operational items (4) Net Debt/ Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. Net Debt/Adjusted EBITDA is a non-IFRS leverage ratio and differs from the gearing ratio (net debt divided by total capital) presented in AIR’s historical financial statements. Source; Company Information 24

Air advanced inhalation rituals 2026 First Half Results August 20, 2026